Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our report dated March 31, 2026, except for the effects of the April reverse stock split described in Note 2 and change in reportable segments described in Notes 1, 2, and 7, as to which the date is May 21, 2026, relating to the consolidated financial statements of Direct Digital Holdings, Inc. (the Company) appearing in the Company’s Current Report on Form 8-K filed on May 21, 2026. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/BDO USA, P.C.
New York, New York
May 21, 2026